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                             October 9, 2020

       Tim Weller
       Chief Executive Officer
       Datto Holding Corp.
       101 Merritt 7
       Norwalk, CT 06851

                                                        Re: Datto Holding Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2020
                                                            File No. 333-249122

       Dear Mr. Weller:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to prior comments are to those in our letter dated September 22, 2020.

       Form S-1 filed September 29, 2020

       Summary Consolidated Financial Data, page 15

   1.                                                   Please revise footnote
(1) to disclose the amount of stock-based compensation that will be recorded for the IPO
options that vest upon effectiveness of this offering. Similar revisions should be
made to the Selected Consolidated Financial Data table.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our Business Model, page 80

   2. We note that in response to prior comment 2, you removed the cohort analysis from the forepart of the filing.
However, as you continue to include this information in MD&A, please revise the
y-axis to disclose the amount of ARR depicted in the chart.
 Tim Weller
Datto Holding Corp.
October 9, 2020
Page 2
Key Performance Metrics
MSP Partners, page 83

3. You state that ARR is calculated by multiplying the monthly run rate revenue as of a given date by 12. You also indicate that the monthly run-rate revenue is calculated by aggregating monthly subscription values as of a given date from both long-term and month-to-month subscriptions. Please revise to clarify what you mean by "as of a given date" as it relates to these calculations. If the date used is other than the last day of the period, please explain why.
Notes to Consolidated Financial Statements
Note 15. Net (Loss) Income per Share, page F-39

4. Please explain your reference to "pro forma net income" in the unaudited pro forma net income per share calculations. To the extent you intend to reflect the additional share-
      based compensation that you will record upon effectiveness for your IPO options, please tell us how you determined that this adjustment meets the continuing impact criteria of
      Article 11-02(b)(6) of Regulation S-X. Alternatively, remove the reference to pro forma net income and disclose in a footnote to the table the amount of share-based compensation that will be recognized upon effectiveness, which is excluded from your per share calculations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at 202-551-3297 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                              Sincerely,
FirstName LastNameTim Weller
                                                              Division of
Corporation Finance
Comapany NameDatto Holding Corp.
                                                              Office of
Technology
October 9, 2020 Page 2
cc:       Robert E. Goedert, P.C.
FirstName LastName